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Exhibit 4(f)

DESCRIPTION OF THE UNITS

        The following description of the units of beneficial interest of Mesa Royalty Trust (the "Trust") is a summary and does not purport to be complete. Administrative functions of the Trust, which was created under the laws of the State of Texas, are performed by The Bank of New York Mellon Trust Company, N.A. (the "Trustee"). The following description is subject to and qualified in its entirety by reference to the Mesa Royalty Trust Indenture (as amended, the "Trust Indenture") and the Overriding Royalty Conveyance, dated as of November 1, 1979 (the "Conveyance"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4(f) is a part. We encourage you to read the Trust Indenture and the Conveyance for additional information.

        Each unit of beneficial interest is evidenced by a transferable certificate issued by the Trustee or book-entry notation maintained by the Trust's transfer agent. Unitholders may transfer their units in accordance with the Trust Indenture. A total of 1,863,590 units were outstanding at March 30, 2020.

Voting Rights

        Any meeting of unitholders may be called by the Trustee or by unitholders owning not less than 5% of the outstanding units, and all such meetings will be held at such time and at such place in Houston, Texas as the notice of any such meeting may designate. Written notice of every meeting of the unitholders will be given in person or by mail not more than 60 nor less than 20 days before the date of such mailing. A majority of the units outstanding as of the record date for such meeting constitutes a quorum, and any matter will be deemed to have been approved by the unitholders if it is approved by the vote of a majority in interest of such unitholders constituting a quorum, although less than a majority of the units then outstanding. Each unit ranks equally and has one vote on any matter submitted to unitholders.

Distributions

        Each unit ranks equally for purposes of distributions to unitholders. The Trustee determines for each month the amount of cash available for distribution to unitholders for such month (the "Monthly Distribution Amount"), which consists of the cash received during such month, minus the obligations of the Trust paid during such month as adjusted for changes during such month in any cash reserves established for the payment of contingent or future obligations of the Trust made by the Trustee. The Monthly Distribution Amount for each month is payable to unitholders of record on the monthly record date, which is the close of business on the last business day of such month or such other date as the Trustee determines is required to comply with legal or stock exchange requirements. However, pursuant to the Trust Indenture and in order to reduce the administrative expenses of the Trust, the Trustee does not distribute cash monthly. Instead, the Trustee makes distributions during January, April, July and October of each year. While distributions are only made four times per calendar year, the Trustee distributes to each person who was a unitholder of record on one or more of the immediately preceding three monthly record dates, an amount equal to the Monthly Distribution Amount for the month or months that such holder was a unitholder of record plus interest earned on such Monthly Distribution Amount from the Monthly Record Date to the payment date. Under the terms of the Trust Indenture, interest is earned at a rate of 1.5% below the greater of (i) the prime rate charged by The Bank of New York Mellon Trust Company, N.A. or (ii) the interest rate which The Bank of New York Mellon Trust Company, N.A. pays in the normal course of business on amounts placed with it. Interest income may vary significantly across different payment dates.

        The Working Interest Owners reimburse the Trust for portions of the total expenses incurred each month. The portions of expenses incurred by the Trustee without reimbursement from the Working Interest Owners are unreimbursed expenses. Unreimbursed expenses for any reporting period and are included in general and administrative expenses, which results in a reduction of distributable income.

        The terms of the Trust Indenture provide, among other things, that the Trustee may establish cash reserves and borrow funds to pay liabilities of the Trust and may pledge assets of the Trust to secure payment of the borrowings. During 2011, the Trustee withheld $1.0 million for future unknown contingent liabilities and expenses in accordance with the Trust Indenture. At any given time, the amount reserved for such future unknown contingent liabilities and expenses is included in cash and short-term investments.

Liability of Unitholders

        In regard to the unitholders, the Trustee is fully liable if the Trustee incurs any liability without ensuring that such liability will be satisfiable only out of the Trust's assets (regardless of whether the assets are adequate to satisfy the liability) and in no event out of amounts distributed to, or other assets owned by, the unitholders. However, under Texas law, it is unclear whether a unitholder would be jointly and severally liable for any liability of the Trust in the event that all of the following conditions were to occur: (1) the satisfaction of such liability was not by contract limited to the assets of the Trust, (2) the assets of the Trust were insufficient to discharge such liability, and (3) the assets of the Trustee were insufficient to discharge such liability.

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  Exhibit 4(f)
DESCRIPTION OF THE UNITS